

August 25, 2023

Vincent Wenbin Qiu
Chief Executive Officer
Baozun Inc.
No. 1-9, Lane 510, West Jiangchang Road
Shanghai 200436
The People's Republic of China

      Re: Baozun Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          File No. 001-37385

Dear Vincent Wenbin Qiu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Disclosure Review Program

cc: Eva Tsui